

May 27, 2010

Via Facsimile (415) 984-8701 - and U.S. Mail

Peter Healy, Esq.
O'Melveny & Myers LLP
Two Embarcadero Center, 28th Floor
San Francisco, CA 94111-3823

Re: IMH Secured Loan Fund, LLC
IMH Financial Corporation
Forms 425
Filed May 24 and 26, 2010
File No. 000-52611

Dear Mr. Healy:

We have reviewed the above referenced filings and have the following comments.

Form 425 filed May 24, 2010 (Letter to Members of the Fund)
Form 425 filed May 26, 2010 (E-Mail to Members of the Fund)

1.   You make a number of statements about opposition groups in your May 21, 2010 letter, including statements of your belief that these groups are "intruding into the Member voting process without any meaningful understanding of the Fund and its assets" and "have unfortunately focused on both providing incomplete and confusing information, and making baseless claims against the Manager." You make additional statements in your May 26, 2010 e-mail that "there are market opportunists that appear to be looking to confuse the situation by providing unbalanced information and misdirection" and "their public disclosure is limited at best and deceptive at worst." Your solicitation materials must avoid statements that directly or indirectly impugn character, integrity or personal reputation or make charges of improper, illegal or immoral conduct without factual foundation. Please provide us the factual foundation for such assertions and revise your disclosure as necessary. Refer to Note (b) to Rule 14a-9.

Closing Comments

       Please direct any questions to me at (202) 551-3619. You may also contact me via facsimile at (202) 772-9203. If you require additional assistance, you may contact Justin Dobbie at (202) 551-3469 or Kathryn McHale at (202) 551-3464. Please send all correspondence to us at the following ZIP code: 20549-3628.

                                       Sincerely,

                                       Daniel F. Duchovny
                                       Special Counsel
                                       Office of Mergers and Acquisitions